Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES SECOND QUARTER 2017 CONFERENCE CALL AND WEBCAST DETAILS

CALGARY, ALBERTA (August 2, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its second quarter 2017 operational and financial results at 12:05 am MT / 2:05 am ET on August 10, 2017. Additionally, Bellatrix will host a conference call to discuss its second quarter results on August 10, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239. The call can also be heard live through an Internet webcast accessible via the Investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts. The webcast will be archived in the Investors section for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com